December 22, 2006
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	GNC Corporation (the “Company”), CIK — 0001273886 Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-134710) and Registration Statement on Form 8-A (File No. 001-32962)
Ladies and Gentlemen:
          Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby applies for the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-134710), including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2006 and amended on July 7, 2006, July 28, 2006, August 4, 2006, August 7, 2006, and August 9, 2006, and has not been declared effective.
          The Company hereby requests that the Commission consent to the withdrawal of the Registration Statement because it no longer contemplates a public offering of the shares of the Company, which is now wholly owned by GNC Parent Corporation, a Delaware corporation. The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.
          In addition, the Company hereby requests that the Commission consent to the withdrawal of the Company’s Registration Statement on Form 8-A (File No. 001-32962), filed with the Commission on July 27, 2006.
          Please provide the Company a facsimile copy of the order consenting to the withdrawal of the registration statements as soon as it is available. If you have any questions with respect to this matter, please contact Randall G. Ray of Gardere Wynne Sewell LLP, the Company’s legal counsel, at (214) 999-4544.

Sincerely, GNC CORPORATION
By:	/s/ Mark L. Weintrub
Mark L. Weintrub
Senior Vice President, Chief Legal Officer and Secretary